APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

LOVE CROISSANTS LLC
Income Statement - unaudited
For the periods ended 3-31-23

	Current Period	Prior Period
	31-Mar-23	**31-Dec-22**
REVENUES		
Sales	$ 89,721.91	$ 84,976.00
Other Revenue	-	-
TOTAL REVENUES	**89,721.91**	**84,976.00**
COST OF GOODS SOLD		
Cost of Sales	22,430.48	21,244.00
Supplies	8,972.19	8,497.60
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	31,402.67	29,741.60
GROSS PROFIT (LOSS)	58,319.24	55,234.40
OPERATING EXPENSES		
Advertising and Promotion	1,794.44	1,699.52
Bank Service Charges	1,794.44	1,699.52
Computer and Internet	300.00	300.00
Dues and Subscriptions	300.00	900.00
Insurance	300.00	900.00
Occupancy	6,600.00	19,800.00
Delivery Vans Note Payment	3,570.00	10,710.00
Salaries	35,888.76	33,990.40
Payroll Taxes and Benefits	3,588.88	3,399.04
TOTAL OPERATING EXPENSES	54,136.52	73,398.48
OPERATING PROFIT (LOSS)	4,182.72	(18,164.08)
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ 4,182.72	$ (18,164.08)

LOVE CROISSANTS LLC
Balance Sheet - unaudited
For the period ended 3-31-23

	Current Period	Prior Period
	31-Mar-23	31-Dec-22
ASSETS		
Current Assets:		
Cash	$ 2,000.00	$ 1,000.00
Petty Cash	55.00	55.00
Accounts Receivables	-	-
Inventory	4,500.00	2,500.00
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	6,555.00	3,555.00
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	67,500.00	44,500.00
Computer Equipment	-	-
Vehicles	10,000.00	10,000.00
Less: Accumulated Depreciation	-	-
Total Fixed Assets	77,500.00	54,500.00
Other Assets:		
Trademarks	1,600.00	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	1,600.00	-
TOTAL ASSETS	$ 85,655.00	$ 58,055.00
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		-		-
Total Current Liabilities		-		-
Long-Term Liabilities:				
Notes Payable		-		-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		-
EQUITY				
Capital Stock/Partner's Equity		85,655.00		58,055.00
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		85,655.00		58,055.00
TOTAL LIABILITIES & EQUITY	$	**85,655.00**	$	**58,055.00**
Balance Sheet Check		-		-

LOVE CROISSANTS LLC
Statement of Cash Flow - unaudited
For the period ended 3-31-23

	Current Period	Prior Period
	31-Mar-23	**31-Dec-22**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	4,183	(18,164)
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	4,183	(18,164)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	4,183	(18,164)
CASH - BEGINNING	(18,164)	-
CASH - ENDING	(13,981)	(18,164)

I, Omar Pereney, certify that:

1. The financial statements of Love Croissants LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Love Croissants LLC has not been included in this Form as Love Croissants LLC was formed on 03/01/2022 and has not filed a tax return to date.

Signature   *Omar Pereney*
_____

Name: Omar Pereney
_____

Title: Owner
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